UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2025

Dao Chung Cheung
Chief Executive Officer and Director
Sonic Lighting, Inc.
19385 E. Walnut Drive North
City of Industry, CA 91748

Re: Sonic Lighting, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 23, 2025
CIK No. 0002068074

Dear Dao Chung Cheung:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 11, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1. We note your revised disclosure in response to prior comment 4. Please revise your disclosure here to identify all four stockholders who will control the company. In this regard, we note that elsewhere you include Mr. Ka Kit Mak among the controlling stockholders and Founders.

Business
Customers, page 57

2. We note your revised disclosure in response to prior comment 7. Please expand your disclosure to clarify what percentage of sales were generated by the top customers. We note here that you state your top five customers accounted for 64% of your revenue, yet on page F-16 you state that your top two customers accounted for 85% of your revenue for 2024. Please revise for consistency.

General

3. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Please contact Aamira Chaudhry at 202-551-3389 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mengyi “Jason” Ye